United States securities and exchange commission logo





                          September 14, 2022

       Amit Kumar
       Chief Executive Officer
       Anixa Biosciences, Inc.
       3150 Almaden Expressway, Suite 250
       San Jose, CA 95118

                                                        Re: Anixa Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 9,
2022
                                                            File No. 333-267369

       Dear Dr. Kumar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Matthew Bernstein, Esq.